FULBRIGHT & JAWORSI
A REGISTERED LIMITED LIABILITY PART
666 FIFTH AVENUE, 31ST FL
NEW YORK, NEW YORK 10103-
WWW.FULBRIGHT.COM

07028518

EMENGWALL@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3015

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

November 28, 2007

SEC MAIL PROCESSING
RECEIVED
NOV 29 2007
WASH, D.C. 182 SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C., 20549

Attention: Special Counsel, Office of International Corporate Finance

Re: SBM Offshore N.V.
File No. 82-35080

SUPPL

Ladies and Gentlemen:

Enclose please find the press release of SBM issued on November 8, 2007, which was inadvertently left out of the package we sent you yesterday (a copy of the letter is attached).

Sorry for any inconvenience.

Sincerely,

Erik L. Mengwall

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

75071118.1

WEB LINKS TO FILED DOCUMENTATION OF SBM OFFSHORE N.V.

1. Annual Report: http://www.sbmoffshore.com/Investor_Relations/Financial_Reports/Annual_Reports.htm
2. Half-Year Report; http://www.sbmoffshore.com/Investor_Relations/Financial_Reports/Interim_Results.htm
3. Press Releases 2007 http://www.sbmoffshore.com/Media_Information/Press_Releases07.htm http://www.sbmoffshore.com/Investor_Relations/Investor_Relations-dividend.htm
4. Major holdings in the Company's Capital http://www.sbmoffshore.com/Investor_Relations/Stock_Information/Shareholders.htm http://www.afm.nl/registers/default.ashx?DocumentId=7849
5. Information of the Company's Capital http://www.sbmoffshore.com/Investor_Relations/Stock_Information.htm
6. Minutes & Agenda AGM http://www.sbmoffshore.com/Corporate_Governance/Corporate_Governance.htm#meetings
7. Transactions in securities by Directors and members of the Supervisory Board http://www.afm.nl/registers/default.ashx?folderid=1965
8. Transactions in securities by Other Executives and Designated employees http://www.afm.nl/registers/default.ashx?DocumentId=6492

Notes to web links:

- www.sbmoffshore.com is the official website of SBM.
- www.afm.nl is the website of the Dutch Authority for the Financial Markets. The AFM is responsible for regulating behaviour on the financial markets in the Netherlands. Relevant provisions of Company Law and Securities Law which are applicable to SBM are published on this site. To find information regarding SBM search the register by typing "SBM Offshore" at http://www.afm.nl/publicdatabase/

82 - 35080

Press release - SBM Offshore N.V. 8 November 2007

SBM OFFSHORE BOOKS NEW LEASE AND TURNKEY SUPPLY ORDERS

SBM Offshore N.V. is pleased to announce that the Company has recently received a number of Orders and Letters of Intent in both the lease and the turnkey supply segments of its activities.

1. Lease

A Letter of Agreement (LOA) has been received from EnCana Corporation, a leading producer of natural gas in North America. The LOA is for the provision, leasing and the operation of a production facility for EnCana's Deep Panuke natural gas project offshore Nova Scotia. The field is located 175 kilometres off the coast in 44 metres of water and harsh environment. Under the LOA, SBM will start detailed engineering and procurement activities to target first gas from Deep Panuke in late 2010.

In addition to the leasing and the operation of the production facility, SBM will also provide field-wide logistics and operations under the contract. The term of the contract will be for a minimum period of eight years with annual extension provisions to a maximum of twelve additional years.

The Deep Panuke Production Field Centre (PFC) will produce market-ready gas exported through a subsea pipeline to customers in Canada and the north-eastern United States. It will be the third application of the SBM Offshore MOPU/MOPUstor technology and proves again the cost effectiveness of this concept in a broad field of applications, this time in the extreme weather environment of the North Atlantic.

2. Turnkey Supply

A contract with COOEC (Chinese Offshore Oil Engineering Company) for the design, project management and supply of components for a 4,000 tons offshore crane. Delivery of the crane is scheduled for the first quarter of 2010 and will be installed on COOEC's DPV 7500 pipelay/crane vessel.

Several contracts for design and supply of specialised components for jack up systems for drilling rigs and other offshore structures.

3. Portfolio Value

The above orders represent a total Portfolio Value close to 950 million US Dollars.

82-35080

SBM OFFSHORE

4. Financial Agenda

Preliminary Results 2007 – Press Release & Conference Call	29 January	2008
Final Results 2007 - Press Release	11 March	2008
Final Results 2007 - Analysts Presentation (Amsterdam)	12 March	2008
Annual Report 2007	End April	2008
Annual General Meeting of Shareholders 2008	15 May	2008
Ex-dividend Date	19 May	2008
Half-year Results 2008 - Press Release	19 August	2008
Half-year Results 2008 - Analysts Presentation (Amsterdam)	20 August	2008

5. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);
- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;
- Design, construction and supply of semi-submersible drilling platforms;
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;
- Offshore construction and installation contracting services.

The Board of Management

Schiedam, 8 November 2007

82-35080

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Sebastiaan de Ronde Bresser

Telephone:	(+377) 92 05 85 15
Mobile:	(+33) 672 214 360
Fax:	(+377) 92 05 89 40
E-mail:	sebastiaan.derondebresser@sbmoffshore.com
Website:	www.sbmoffshore.com

Disclaimer

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements. Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "may", "will", "should", "would be", "expects" or "anticipates" or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. SBM Offshore NV does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

END